EXHIBIT 1

COLLIERS INTERNATIONAL GROUP INC.

Annual Information Form

For the year ended December 31, 2017

February 28, 2018

TABLE OF CONTENTS

Forward-looking statements	2
Corporate structure	3
General development of the business	4
Dividends and dividend policy	10
Capital structure	11
Market for securities	12
Escrowed securities and securities subject to contractual restriction on transfer	12
Transfer agents and registrars	13
Directors and executive officers	14
Legal proceedings and regulatory actions	18
Properties	18
Reconciliation of non-GAAP financial measures	18
Risk factors	20
Interest of management and others in material transactions	23
Material contracts	23
Cease trade orders, bankruptcies, penalties or sanctions	24
Conflicts of interest	25
Independent registered public accounting firm	25
Audit & Risk Committee	25
Additional information	27

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains, and incorporates by reference, “forward looking statements” which reflect the current expectations, estimates, forecasts and projections of management regarding our future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may,” “would,” “could,” “will,” “anticipate,” “believe,” “plan,” “expect,” “intend,” “estimate,” “aim,” “endeavour” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of this Annual Information Form. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements contained in this Annual Information Form. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained, or incorporated by reference into, this Annual Information Form are based upon what management currently believes to be reasonable assumptions, we cannot assure readers that actual results, performance or achievements will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this Annual Information Form and we do not intend, and do not assume any obligation, to update or revise these forward-looking statements, except as otherwise required by law.

COLLIERS INTERNATIONAL GROUP INC.

ANNUAL INFORMATION FORM

February 28, 2018

All amounts referred to in this Annual Information Form (“AIF”) are in United States dollars unless otherwise indicated. All financial and statistical data in this AIF is presented as at December 31, 2017 unless otherwise indicated.

Corporate structure

Colliers International Group Inc. was (“we,” “us,” “our,” “Colliers,” or the “Company”) was formed under the Business Corporations Act (Ontario) by Articles of Arrangement dated June 1, 2015. The predecessor to the Company, FirstService Corporation (“Old FSV”), was formed by Articles of Incorporation dated February 25, 1988. Old FSV amalgamated with Coloma Resources Limited pursuant to Articles of Amalgamation dated July 31, 1988, and the amalgamated corporation continued as Old FSV.

By Articles of Amendment dated April 2, 1990, Old FSV: (i) consolidated each of its Class A Subordinate Voting Shares on a 30 to 1 basis and changed the designation of that class of shares to “Subordinate Voting Shares”, each such share carrying one vote; and (ii) consolidated each of its Class B shares on a 30 to 1 basis and changed the designation of that class of shares to “Multiple Voting Shares”, each such share carrying 20 votes.

By Certificate of Amendment dated June 27, 2007, the first series of Preference Shares of Old FSV were created and designated as 7% cumulative preference shares, series 1 (the "Preferred Shares"), with each Preferred Share having a stated value of US$25.00 and carrying a fixed cumulative annual dividend of US$1.75 payable quarterly. All outstanding Preferred Shares were eliminated on May 3, 2013 by way of a partial redemption for cash of $39.2 million immediately followed by a mandatory conversion of all then remaining Preferred Shares into Subordinate Voting Shares, which resulted in the issuance of 2.89 million new Subordinate Voting Shares.

On June 1, 2015, Old FSV completed a plan of arrangement (the “Spin-off”) which separated Old FSV into two independent publicly traded companies – Colliers, a global leader in commercial real estate services and new FirstService Corporation (“FirstService”), the North American leader in residential property management and related services. The Spin-off was designed to enhance long-term value for shareholders by creating two independent and sustainable companies, each with the ability to pursue and achieve greater success by employing independent value creation strategies best suited to its core businesses and customers. Under the Spin-off, Old FSV shareholders received one Colliers share and one FirstService share of the same class as each Old FSV share previously held, Old FSV amalgamated with a wholly-owned subsidiary and changed its name to Colliers and FirstService adopted the name “FirstService Corporation”.

Our Subordinate Voting Shares are publicly traded on both the Toronto Stock Exchange (“TSX”) (symbol: CIGI) and The NASDAQ Stock Market (“NASDAQ”) (symbol: CIGI). Our head and registered office is located at 1140 Bay Street, Suite 4000, Toronto, Ontario, M5S 2B4. Our fiscal year-end is December 31.

Intercorporate Relationships

We have the following principal subsidiaries which have total assets or revenues which exceed 10% of our total consolidated assets or revenues as at and for the year ended December 31, 2017:

Name of Subsidiary	Percentage of Voting Securities Owned	Jurisdiction of Incorporation, Continuance, Formation or Organization
Colliers International EMEA Holdings Ltd.	100%	England & Wales
Colliers International Finco (Canada) Inc.	100%	Ontario
Colliers International Holdings (Australia) Ltd.	100%	New South Wales, Australia
Colliers International Holdings (USA), Inc.	100%	Delaware
Colliers International USA, LLC	100%	Delaware
Colliers Macaulay Nicolls Inc.	100%	Ontario
Colliers Macaulay Nicolls (Cyprus) Limited	100%	Cyprus
Cooperatie CMN Netherlands Holdco U.A.	100%	Netherlands
Globestar Ltd.	100%	England & Wales

The above table does not include all of the subsidiaries of Colliers.

General development of the business

Our origins date back to 1972 when Jay S. Hennick, the Chairman & CEO of the Company, started a Toronto commercial swimming pool and recreational facility management business, which became the foundation of Old FSV. In 1993, we completed our initial public offering on the TSX, raising C$20 million. In 1995, our shares were listed on NASDAQ. In 1997, a second stock offering was completed in Canada and the United States raising US$20 million. In December 2004, a stock dividend was declared effectively achieving a 2-for-1 stock split for all outstanding Subordinate Voting Shares and Multiple Voting Shares (together, the “Common Shares”). In 2009, Old FSV issued US$77 million of convertible unsecured subordinate debentures, which were subsequently converted into 2.7 million Subordinate Voting Shares in 2014.

From 1994 to present, we completed numerous acquisitions and selected divestitures, developing, growing and focusing on the real estate services provided by us today.

In 2004, we established a commercial real estate services division under the “Colliers International” brand with the acquisition of Colliers Macaulay Nicolls Inc. (“CMN”). Since that time, we have strengthened this business across markets and acquired numerous businesses within existing and new markets greatly expanding its geographic scope, services and talent. Today, Colliers is one of the world’s largest commercial real estate services providers offering a full range of commercial real estate services in the United States, Canada, Australia, the United Kingdom, Germany, France and several other countries in Asia, Europe and Latin America.

In 2006, we disposed of Resolve Corporation, our Business Services division, through an initial public offering of trust units in Canada of a related income trust. In 2008, we disposed of our Integrated Security Services division, which included Intercon Security in Canada and SST in the United States, for gross cash proceeds of approximately $187.5 million. These disposals marked a significant milestone in the execution of our strategy of focusing on real estate services for future growth.

In 2013, we completed the sale of Field Asset Services, LLC, a property preservation and distressed asset management services provider, for gross cash proceeds of $55 million.

In 2015, we completed the Spin-off, creating two independent publicly traded companies: Colliers in commercial real estate services and FirstService in residential property management and related services. In connection with the Spin-off, Colliers entered into an Arrangement Agreement with, among others, FirstService dated March 11, 2015 (the “Arrangement Agreement”) and a Transitional Services and Separation Agreement with, among others, FirstService dated June 1, 2015 (the “Transitional Services and Separation Agreement”). The Arrangement Agreement set out the terms and conditions to the arrangement, including the plan of arrangement, which effected the Spin-off. The Transitional Services and Separation Agreement set out the mechanics for the separation of the businesses, including the dividing of assets, assumption of liabilities and matters governing certain ongoing relationships between Colliers and FirstService, including reciprocal indemnities with respect to the assets and liabilities kept by Colliers or transferred to FirstService.

Narrative description of Colliers

History

CMN traces its roots back to 1898 when Macaulay Nicolls was founded in Vancouver, Canada as a property management and insurance agency. Colliers originated in 1976 in Australia through the merger of three commercial property services firms. In 1984, Colliers joined forces with Macaulay Nicolls to form CMN. Over the years, Colliers continued to grow globally as other market leading commercial real estate service providers joined the group. In 2004, Old FSV acquired a controlling interest in CMN. At the time of the acquisition by Old FSV, CMN was generating approximately $250 million in annual revenue.

With the financial and strategic support of Old FSV and a deep and experienced senior management team, CMN accelerated its growth by adding company-owned operations, expanding into complementary service areas and growing into other geographic regions. By 2010, Old FSV had unified all operations globally under the “Colliers International” brand name with one mission and standardized business practices delivered consistently throughout all operations. Over the past 13 years, Colliers has been the fastest growing major, global commercial real estate services business based on revenue growth. A summary of Colliers’ history and growth initiatives to date is as follows:

Year	Event
1898	Macaulay Nicolls founded in Vancouver, Canada
1976	Colliers International Property Consultants incorporated in Australia
1984	Colliers International launches global expansion into Canada and the US as CMN
1986	Colliers International merges operations in Australia and Asia establishing operations in 20 markets in Asia Pacific
1990	Colliers International expands into emerging markets including Central Europe and Latin America
2004	Old FSV acquires a controlling interest in CMN with a long-term strategy to consolidate operations and create one global organization, under one brand with consistent business practices applied globally
2006	Between 2006 and 2010, CMN begins to strengthen and grow its global platform by acquiring additional Colliers International branded operations. In total, 29 acquisitions are completed in 15 countries around the world
2010

The US operations of Colliers combine with CMN and re-brand under as “Colliers International” in all markets

Original network structure is disbanded and newly re-branded Colliers International, controlled by Old FSV, becomes one of the largest and most recognized brands in commercial real estate globally

2012	Colliers acquires the Colliers International operations in the United Kingdom and Ireland and integrates them into its global platform
2013	Colliers acquires the German Colliers International operations and integrates them into its global platform
2014

Colliers International voted to the top five in Global Outsourcing 100 for the first time in its history

Colliers expands to France and Belgium and strengthens operations in the Netherlands, Spain, Morocco, Switzerland with the acquisition of AOS Group

2015	Colliers International Group Inc. begins trading on the NASDAQ and TSX on June 2, 2015 Colliers names Jay S. Hennick as is Chairman & CEO with Dylan E. Taylor as President & Chief Operating Officer
2017

Colliers acquires two of largest remaining non-owned Colliers International branded operations in the United States. Colliers acquires the Colliers International operations in Denmark and integrates them into its global platform

2018	In January 2018, Colliers expands to Finland with the acquisition of Ovenia Group, a leading real estate management and services company headquartered in Helsinki

Service offerings

Sales and Lease Brokerage

Our largest business is transaction brokerage, which provides services in sales and leasing for commercial clients. Our commercial real estate advisors assist buyers and sellers in connection with the acquisition or disposition of real estate; assist owners, occupiers and tenants with lease opportunities; and assist borrowers and lenders with the placement of debt capital on commercial real estate assets. Our advisors typically perform their services on a commission basis calculated based on the value of a transaction. Our Sales and Lease Brokerage division has more than 3,900 professional advisors. This division executes transactions across a diverse client base, including corporations, financial institutions, governments and individuals. We generate approximately 50% of our revenues from office transactions, 21% from industrial transactions and 16% from retail and multi-family, with the balance coming from hotels, land and other property types.

We provide services for sales, leases, and mortgages in the following areas:

•	Landlord Representation: Agency advisors work on behalf of property owners to search for and sign tenants and other occupiers by positioning the property in the marketplace. Our advisors look to secure the right tenants for clients’ properties and otherwise support landlord ownership goals for their real estate assets.

•	Tenant Representation: Leases are often landmarks in the lifetime of a business marking a significant investment of time and resources in a building’s physical space which will have a long-term impact on the business of our clients. Our brokerage advisors work on behalf of tenants to locate the right rental properties and to secure the right terms, helping to turn a lease, often the second-greatest expenditure for a business after payroll, from a cost center into a competitive advantage.

•	Capital Markets & Investment Services: Colliers’ Capital Markets & Investment Services advisors are professionals that work collaboratively to provide real estate expertise to our clients, acting in a consultancy capacity to help each client maximize investment returns, whether as a buyer, seller or borrower.

	•	Capital Markets & Investment Services advisors are organized into office, industrial, retail, multifamily and hotel teams in order to drive thought leadership for each major asset class. Many team members also represent subspecialties in areas such as Healthcare, Technology, Student Housing, Seniors Housing, Land, and Transit Oriented Development. These investment teams are also organized in subsets to meet the needs of both our institutional and private capital clients, recognizing that these client groupings have different needs. These investment teams understand the intricacies of single asset and portfolio executions and, with the assistance of our advisors, are globally connected with active market participants.

	•	Integrally supporting these investment teams is a national group of debt & equity financing advisors that help both our institutional and private capital clients with all manner of senior and subordinated debt strategies and placements with a global network of capital providers. Many of our financing advisors have experience helping our clients with preferred and common equity strategies and placements, including partnership capitalizations and recapitalizations. Our financing professionals are in the market every day with these capital providers, which provides our clients with significant market intelligence and leverage when evaluating their financing needs.

	•	Our Capital Markets & Investment Services teams work closely with each service line, including property management, leasing, and valuations in order to serve the broader business needs of each client.

In our Sales and Lease Brokerage division, advisors work with all asset classes, including office, industrial, retail, multi-family, hotel and mixed-use properties. In 2017, our Sales and Lease Brokerage division completed 52,000 sale and lease transactions for a total transaction value of $102 billion. Our Sales and Lease Brokerage division represented 65% of our revenues for the year ended December 31, 2017 and provided opportunities for cross selling other services.

Outsourcing & Advisory Services

Our Outsourcing & Advisory Services division provides corporate and workplace solutions, appraisal and valuation services, facility, property and asset management services, project management services and research for commercial real estate clients. The Outsourcing & Advisory Services division partners with large corporations in managing their overall real estate portfolios and transactions to reduce costs, improve execution across multiple markets and increase operational efficiency, thereby benefitting from the global trends around the outsourcing of commercial real estate advisory services. Professional staff combines proprietary technology with high level strategic planning, portfolio management, lease administration and facilities and project management. The Outsourcing & Advisory Services division has approximately 3,600 professional staff globally.

Our Outsourcing & Advisory Services include:

•	Corporate Solutions: We provide a comprehensive set of portfolio management, transaction management, project management, workplace solutions, strategic consulting, property and asset management as well as other corporate real estate services to clients with large, geographically diverse real estate portfolios. Our corporate solutions clients are typically companies or public sector institutions with highly distributed real estate portfolios. We typically enter into long-term, contractual relationships with these clients with the goal of ensuring that their real estate strategies support their overall business needs. This service line offers clients a fully integrated suite of services under the leadership and accountability of an account leader or team who are responsible for overall performance around the world. Many of our contracts contain fees that are tied to performance against client objectives (such as cost and footprint reduction, cycle-time improvement and customer satisfaction) instead of fees based solely on transaction commissions. Our corporate solutions teams have a unified value proposition which is to deliver customized, accountable and innovative real estate solutions that result in the best service experience and alignment with our client’s core business strategy. We have developed industry-leading technology through Colliers 360 (which provides clients with customized, secure web portals to manage all real estate activity) which allows us to measure performance and help our clients make efficient, well-informed decisions regarding their real estate portfolio. Colliers 360 also includes leading edge business intelligence that populates data from various independent and client related sources. We also provide lease administration, transaction, project management and facilities management systems.

•	Valuation & Advisory Services: Our advisors leverage best-in-class technology to offer clients both speed and accuracy while maintaining a dedicated project leader and senior management oversight to ensure quality and accountability. Services include valuation and appraisal review and management, portfolio or single asset valuation, arbitration and consulting, highest and best use studies, tax appeals and litigation support.

•	Property and Asset Management Services: Property and Asset Management provides oversight and management of the daily operations of a single property or portfolio of properties and provides on-going strategic advice on ways in which clients can maximize the value of their properties. Services include property level accounting, tenant service/relations and bidding, awarding and administering subcontracts for management and maintenance, landscaping, security, parking, capital and tenant improvements. We ensure that we implement the owner’s specific property value enhancement objectives through maximization of opportunities to help clients ensure excellent tenant relations while maximizing property level cash flows.

•	Project Management: We provide project management services for a wide range of projects regardless of size. We have approximately 250 LEED© accredited professionals and green building associates. These services include bid document review, construction monitoring and delivery management, contract administration and integrated cost control, facility and engineering functionality, milestone and performance monitoring, quality assurance, risk management and strategic project consulting.

•	Workplace Solutions: We provide a full suite of visioning, change management and strategic consulting services to occupiers to allow them to maximize the effectiveness of their workplace. These consulting services are designed to help clients turn their real estate into a competitive advantage to recruit and retain talent through the analysis and design of optimal work environments.

•	Property Marketing: We provide turnkey property marketing solutions for both commercial and high-end residential projects. We have made a significant investment in our property marketing strategies, increasing volumes of leads and reducing time-on-market. The majority of the leads we generate for our clients now come from online sources. By transforming the typical industry marketing mix, we can both reduce costs and decrease lease-up time. Our property marketing platform is impactful with both domestic and sophisticated international buyers.

•	Research Services: Our Research Services provide insights for owners and landlords into emerging trends and market activity, projections for projected lease rates, guidance on the impacts of subleasing, valuation estimations based on comparable transactions, competitive sets and mapping services. Research Services provide insights for occupiers and tenants into future lease rates, expansion potential, potential to sublease and mapping services.

Our Outsourcing & Advisory Services division focuses on the same client segments as our Sales and Lease Brokerage Division. Revenues are derived from fees which are typically contractual, both fixed and performance based, and contract terms are often multi-year providing recurring or repeat revenues.

Our Outsourcing & Advisory Services division represented approximately 35% of our revenues for the year ended December 31, 2017 and provided opportunities for cross selling other real estate services.

Geographic locations

We deliver services from 282 offices in 35 countries companywide (not including our affiliates). Operationally we have organized our business and report our results through three geographically organized segments: (1) the Americas; (2) Europe, Middle East and Africa (“EMEA”); and (3) Asia Pacific. For the year ended December 31, 2017:

1.	Americas represented 58% of our global revenues (43% generated in the United States, 13% in Canada and 2% in Latin America);

2.	EMEA represented 23% of our global revenues, comprising operations in 17 countries; and

3.	Asia Pacific represented 19% of our revenues, comprising operations in 10 countries.

Below is a map reflecting the geographic location of our company-owned and affiliate offices:

Operating segments

This AIF presents the financial and operating results of Colliers on a continuing operations basis for all periods presented. The FirstService operations are a discontinued operation for all periods presented.

Revenues by operating segment	Year ended December 31
(in thousands of US$)	2017	2016	2015
Americas	$1,310,551	$1,021,317	$889,738
EMEA	521,284	474,868	446,146
Asia Pacific	441,544	399,368	385,123
Corporate	1,983	1,171	979
Total	$2,275,362	$1,896,724	$1,721,986

Operating earnings by operating segment	Year ended December 31
(in thousands of US$ and as a % of revenues)	2017		2016		2015
Americas	$86,741	6.6%	$82,255	8.1%	$69,247	7.8%
EMEA	47,920	9.2%	34,275	7.2%	38,777	8.7%
Asia Pacific	55,698	12.6%	45,614	11.4%	41,092	10.7%
Corporate	(23,532)	N/A	(18,971)	N/A	(68,732)	N/A
Total	$166,827	7.3%	$146,173	7.7%	$80,384	4.7%

Adjusted EBITDA[1] by operating segment	Year ended December 31
(in thousands of US$ and as a % of revenues)	2017		2016		2015
Americas	$122,463	9.3%	$106,659	10.4%	$88,740	10.0%
EMEA	69,394	13.3%	55,924	11.8%	56,559	12.7%
Asia Pacific	61,981	14.0%	51,448	12.9%	47,809	12.4%
Corporate	(11,563)	N/A	(10,969)	N/A	(11,774)	N/A
Total	$242,275	10.6%	$203,062	10.7%	$181,334	10.5%

Seasonality

The Company generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate sales brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These sales brokerage operations comprised 32% of our 2017 annual consolidated revenues. Variations can also be caused by business acquisitions or dispositions which alter the consolidated service mix.

Trademarks

Our trademarks are important for the advertising and brand awareness of our businesses. We take precautions to defend the value of our trademarks by maintaining legal registrations and by litigating against alleged infringements, if necessary.

In markets where Colliers does not operate company-owned operations, we operate through affiliates operating under the “Colliers International” brand and trademarks. To ensure brand unity and service quality, all affiliates are subject to brand and performance guidelines that are monitored and enforced by Colliers. We currently have affiliates in 34 countries around the world who together generated approximately $450 million in revenue in 2017.

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[1]	Adjusted EBITDA is a financial measure that is not calculated in accordance with GAAP. For a reconciliation of this and other non-GAAP financial measures, see “Reconciliation of non-GAAP financial measures” in this AIF.

Employees

We currently have approximately 12,000 employees worldwide as follows:

Segment	Transaction advisors & professional staff	Support & administrative staff	Total employees
Americas	3,865	2,406	6,271
EMEA	1,782	878	2,660
Asia Pacific	2,219	865	3,084
Total operations	7,866	4,149	12,015

Non-controlling interests

We own a majority interest in substantially all of our operations, while operating management of each subsidiary owns the remaining shares. This structure was designed to maintain control at Colliers while providing significant risks and rewards of equity ownership to management at the operating businesses. In almost all cases, we have the right to “call” management’s shares, usually payable at our option with any combination of Subordinate Voting Shares or cash. We may also be obligated to acquire certain of these non-controlling interests in the event of death, disability or cessation of employment or if the shares are “put” by the holder, subject to annual limitations on these puts imposed by the relevant shareholder agreements. These arrangements provide significant flexibility to us in connection with management succession planning and shareholder liquidity matters.

Our growth strategy

We maintain a leadership position in the industry by offering a full complement of services to our wide range of customers on a global basis. Our key point of differentiation is the level of expertise and collaboration our professionals demonstrate, leading to higher levels of service for our clients. We have an established track record of expanding our business internally and through acquisition. Our strategy will continue to focus on strengthening our market share in our core markets, expanding into complementary services and increasing our geographic footprint while continuing to pursue strategic acquisitions.

Dividends and dividend policy

Dividend policy

Following the completion of the Spin-off, our Board of Directors approved a revised dividend policy for the Company, which was a dividend of $0.08 per Common Share (being the Subordinate Voting Shares and Multiple Voting Shares) per annum, payable semi-annually. On May 31, 2016, the Board of Directors increased the semi-annual dividend from $0.04 to $0.05 per Common Share ($0.10 per annum). These dividends are paid in cash after the end of the second and fourth quarters. All dividend payments are subject to the discretion of our Board of Directors. Prior to the completion of the Spin-off, the prior dividend policy for Old FSV was dividend of $0.40 per Common Share per annum, payable quarterly. For the purposes of the Income Tax Act (Canada) and any similar provincial legislation, all dividends on the Common Shares will be eligible dividends unless indicated otherwise.

The terms of the Common Share dividend policy remain, among other things, at the discretion of our Board of Directors. Future dividends on the Common Shares, if any, will depend on the results of Colliers’ operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other relevant factors. Under the terms of the Company’s credit facility, the Company is not permitted to pay dividends, whether in cash or in specie, in the circumstances of an event of default thereunder occurring and continuing or an event of default occurring as a consequence thereof. See “Material contracts” below.

Dividend history

The aggregate cash dividends declared per Common Share in respect of the years ended December 31, 2017, 2016 and 2015 were $0.10, $0.10 and $0.14, respectively.

Capital structure

Share capital

The authorized capital of the Company consists of an unlimited number of preference shares (the “Preference Shares”), issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. As of February 28, 2018, there were 37,817,967 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares issued and outstanding.

Common Shares

The Common Shares rank junior to the Preference Shares or series thereof ranking in priority with respect to the payment of dividends, return of capital and distribution of assets in the event of liquidation, dissolution or any distribution of the assets of Colliers for the purpose of winding-up its affairs. The holders of outstanding Common Shares are entitled to receive dividends and other distributions on a share-for-share basis (or, in the discretion of the directors, in a greater amount per Subordinate Voting Share than per Multiple Voting Share) out of the assets legally available therefor at such times and in such amounts as our Board of Directors may determine, but without preference or distinction between the Multiple Voting Shares and the Subordinate Voting Shares. The Subordinate Voting Shares carry one vote per share and the Multiple Voting Shares carry 20 votes per share. The holders of Subordinate Voting Shares and the holders of Multiple Voting Shares are entitled to receive notice of any meeting of shareholders and to attend and vote thereat as a single class on all matters to be voted on by the shareholders, except at meetings where the holders of shares of one class or of a particular series of shares are entitled to vote separately.

The rights, privileges, conditions and restrictions attaching to the Subordinate Voting Shares and the Multiple Voting Shares may be respectively modified if the amendment is authorized by at least two-thirds of the votes cast at a meeting of the holders of Subordinate Voting Shares and the holders of Multiple Voting Shares duly held for that purpose. However, if the holders of Subordinate Voting Shares, as a class, or the holders of Multiple Voting Shares, as a class, are to be affected in a manner different from the other classes of shares, such amendment must, in addition, be authorized by at least two-thirds of the votes cast at a meeting of the holders of the class of shares which is affected differently.

Each outstanding Multiple Voting Share is convertible at any time, at the option of the holder, into one Subordinate Voting Share. The Subordinate Voting Shares are not convertible into any other class of shares. No subdivision, consolidation, reclassification or other change of the Multiple Voting Shares or the Subordinate Voting Shares may be made without, concurrently, having the Multiple Voting Shares or Subordinate Voting Shares, as the case may be, subdivided, consolidated, reclassified or other change made under the same conditions. The Common Shares are not redeemable nor retractable but are able to be purchased for cancelation by Colliers in the open market, by private contract or otherwise. Upon the liquidation, dissolution or any distribution of the assets of Colliers for the purpose of winding-up its affairs, the holders of Common Shares are entitled to participate equally, on a share-for-share basis, in the remaining property and assets of Colliers available for distribution to such holders.

Preference Shares

The Preference Shares are issuable, from time to time, in one or more series, as determined by our Board of Directors. Our Board of Directors will determine, before the issue of any series of Preference Shares, the designation, preferences, rights, restrictions, conditions, limitations, priorities as to payment of dividends and/or distribution on liquidation, dissolution or winding-up, or prohibitions attaching to such series. The Preference Shares, if issued, will rank prior to the Common Shares with respect to the payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of Colliers or any other distribution of assets of Colliers among its shareholders for the purpose of winding-up its affairs, and may also be given such other preferences over the Common Shares as may be determined with respect to the respective series authorized and issued. Except as required by law, the Preference Shares will not carry voting rights.

Certain rights of holders of Subordinate Voting Shares

A summary of the rights attaching to the Subordinate Voting Shares in the event that a take-over bid is made for Multiple Voting Shares is set out in the section entitled “Certain Rights of Holders of Subordinate Voting Shares” contained in our Management Information Circular to be filed in connection with our upcoming meeting of shareholders to be held on April 10, 2018 (the “2018 Circular”), which is incorporated by reference herein and will be available on SEDAR at www.sedar.com. Reference should be made to our articles for the full text of these provisions.

Stock Option Plan

Colliers has a stock option plan (the “Option Plan”) pursuant to which options to acquire Subordinate Voting Shares may be granted to directors, officers and full-time employees of Colliers or its subsidiaries (other than Jay S. Hennick). A summary of the terms of the Option Plan is set out in the section entitled “Executive Compensation – Incentive Award Plans of Colliers – Colliers Stock Option Plan” contained in the 2018 Circular, which is incorporated by reference herein and will be available on SEDAR at www.sedar.com. The maximum number of Subordinate Voting Shares subject to grants of options under the Option Plan is limited to 5,600,000, of which: (i) options exercisable for 1,986,400 Subordinate Voting Shares have been granted and are outstanding as at the date hereof; and (ii) options which were exercisable for 3,511,600 Subordinate Voting Shares have been exercised or expired as at the date hereof, leaving options yet to be granted which would be exercisable for 102,000 Subordinate Voting Shares.

Under the Spin-off, each holder of Old FSV stock options exchanged such options for an equivalent number of Colliers stock options and FirstService stock options, and the exercise price of the Old FSV stock options exchanged was apportioned between the Colliers stock options (as to 58.6%) and FirstService stock options (as to 41.4%). The vesting schedule and expiration dates for these post-Spin-off stock options remained the same as the Old FSV stock options for which they were exchanged. The Colliers and FirstService stock options issued in connection with the Spin-off were deemed to be a continuation of the earlier granted Old FSV stock options for which they were exchanged, as opposed to a new grant of options. The Option Plan provides that a former holder of Old FSV stock options exchanged for Colliers stock options, but who is no longer a director, officer and/or full-time employee of Colliers or its subsidiaries, may remain a participant in the Option Plan and hold and exercise their Colliers stock options for so long as such holder remains a director, officer and/or full-time employee, as applicable, of FirstService or its subsidiaries.

Market for securities

The outstanding Subordinate Voting Shares are listed for trading on the TSX and NASDAQ under the symbol “CIGI”. The Multiple Voting Shares are not listed and do not trade on any public market or quotation system.

The following table sets forth the reported high and low trading prices and the aggregate volume of trading of the Subordinate Voting Shares on NASDAQ (in United States dollars) and on the TSX (in Canadian dollars) for each month in 2017.

	NASDAQ			TSX
Month	High Price (US$)	Low Price (US$)	Volume Traded	High Price (C$)	Low Price (C$)	Volume Traded
January 2017	37.70	34.70	649,879	50.01	46.29	547,782
February 2017	51.25	35.85	1,012,592	68.00	47.15	1,330,273
March 2017	52.70	46.35	1,276,530	70.30	61.75	1,218,695
April 2017	49.90	46.55	578,721	67.34	62.75	530,670
May 2017	55.05	48.85	940,374	75.31	66.66	900,006
June 2017	56.85	52.05	666,695	74.88	68.89	1,209,782
July 2017	60.75	52.80	1,090,178	77.00	65.96	797,211
August 2017	56.95	48.85	841,189	71.58	61.02	1,073,835
September 2017	52.35	47.65	1,340,121	65.01	58.51	1,113,550
October 2017	59.10	49.29	707,193	76.26	61.68	909,457
November 2017	62.25	58.55	633,271	80.09	74.69	808,610
December 2017	61.60	46.60	558,312	79.70	74.00	744,890

Escrowed securities and securities subject to contractual restriction on transfer

To the knowledge of Colliers, as of the date hereof, no securities of any class of securities of Colliers are held in escrow or subject to contractual restrictions on transfer or are anticipated to be held in escrow or subject to contractual restrictions on transfer other than as described below.

On June 1, 2015, in conjunction with the Spin-off, certain minority shareholders and option holders of the former Commercial Real Estate Services subsidiary of Old FSV exchanged their shares and options for 1,997,956 Subordinate Voting Shares of Colliers. As part of such exchange, the minority shareholders and option holders who received Subordinate Voting Shares contractually agreed to: (a) not to sell or otherwise dispose of a specified amount of such shares prior to, in the case of one-half of such shares, the first anniversary of the completion of the Spin-off, and, as to the balance of such shares, the second anniversary of the completion of the Spin-off, except in the limited circumstances of death, termination not “for cause” or a sale of Colliers (the shares subject to the foregoing, “Retention Shares”); and (b) to place a specified amount of such shares into escrow with Colliers, with all of such shares to be released from escrow on the third anniversary of the completion of the Spin-off (subject to earlier release in the limited circumstances of death or a sale of Colliers), provided that if an employee is terminated “for cause”, breaches the foregoing disposition restriction or, for senior management only, quits and solicits Colliers employees or customers, then the shares of such employee in escrow will be forfeited and cancelled (the shares subject to the foregoing, “Escrowed Shares”).

The following table sets out the breakdown of the number of Retention Shares and Escrowed Shares as at the date hereof:

Designation	Number of Securities Held in Escrow or that are subject to a Contractual Restriction on Transfer	Percentage of Class
Retention Shares(1)	-	0.0%
Escrowed Shares(1)(2)	989,122	2.6%
Total:	989,122	2.6%

Notes:

(1)	The Retention Shares and the Escrowed Shares are all Subordinate Voting Shares.
(2)	The holder of the Escrowed Shares retains the right to exercise all voting rights attached to, and to receive and retain all cash dividends paid on, the Escrowed Shares.

Transfer agents and registrars

The transfer agent and registrar for the Subordinate Voting Shares is TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1. The transfer agent and registrar for the Multiple Voting Shares is the Company at 1140 Bay Street, Suite 4000, Toronto, Ontario, M5S 2B4.

Directors and executive officers

Directors

Our Board of Directors is currently comprised of nine members. Benjamin F. Stein was appointed to the Board of Directors on September 14, 2017. The following information is provided with respect to the directors of the Company as at February 28, 2018:

Name and municipality of residence	Age	Present position and tenure	Principal occupation during last five years
Jay S. Hennick Ontario, Canada	61	Chief Executive Officer & Director since May 30, 1988[4]; Chairman since June 2015.	Mr. Hennick is the Chairman and CEO of Colliers. Pre-Spin-off, Mr. Hennick was the CEO of Old FSV from 1988 to 2015. In June 2015, Mr. Hennick became the Founder and Chairman of FirstService. In 1998, Mr. Hennick was awarded Canada's Entrepreneur of the Year, in 2001 he was named Canada's CEO of the Year by Canadian Business Magazine and in 2011, received an honorary Doctorate of Laws from York University and the University of Ottawa. Mr. Hennick served as past Chairman of the Board of Directors of the Sinai Health System, in Toronto and is the immediate past Chair of The Mount Sinai Hospital Board of Directors. In addition, Mr. Hennick has endowed the Jay S. Hennick JD-MBA Program at the Faculty of Law and School of Management at the University of Ottawa Law School, his alma mater, and The Hennick Centre for Business and Law, a joint program of the Osgoode Hall Law School and the Schulich School of Business at York University. Mr. Hennick holds a Bachelor of Arts degree from York University in Toronto and a Doctorate of Laws from the University of Ottawa.
David R. Beatty Ontario, Canada	75	Director since May 15, 2001[4]	Mr. Beatty is currently the Chairman and Chief Executive Officer of Beatinvest Limited (an investment company), Director of the Clarkson Centre for Business Ethics and Board Effectiveness and Adjunct Professor of Strategic Management at The Rotman School of Management, University of Toronto. Mr. Beatty was previously the founding Managing Director of the Canadian Coalition for Good Governance, founding Chairman of Orogen Minerals Limited, Chairman and Chief Executive Officer of Old Canada Investment Corporation Limited and President of Weston Foods. Mr. Beatty is Honorary Consul to Canada for the Government of Papua New Guinea and in 1993 was awarded the O.B.E. In 2013, he was awarded the Order of Canada for his work in corporate governance. A graduate in economics from the University of Toronto (Trinity College), he was a Nuffield Scholar at the University of Cambridge (Queens' College) where he obtained an M.A. in Economics.
Peter F. Cohen[1] Ontario, Canada	65	Vice Chair of the board, Director since March 30, 1990[4]; Chairman of the Old FSV board from May 2005 to May 2015	Mr. Cohen is a Chartered Professional Accountant and a former partner in an audit practice of a public accounting firm. Mr. Cohen is currently the Vice Chairman of the Board of Colliers and President and Chief Executive Officer of the Dawsco Group, a private real estate and investment company owned by Mr. Cohen and his family. Mr. Cohen was a co-founder and Chairman and Chief Executive Officer of Centrefund Realty Corporation, a publicly traded shopping center investment company until August 2000 when control of the company was sold. Mr. Cohen serves as the Treasurer and a Director of the Sinai Health System and is the Co-Chair of the Resources Committee and Building and Development Committee.
John (Jack) P. Curtin, Jr.[1,2] Ontario, Canada	67	Director since February 10, 2015[4]	Mr. Curtin is an Advisory Director in the Investment Banking Division of Goldman, Sachs & Co. in Toronto and New York. From July 2010 to December 2014, Mr. Curtin served as Chairman and Chief Executive of Goldman Sachs Canada Inc. From 2003 to July 2010, Mr. Curtin was Chairman of Goldman Sachs Canada Inc. From 1999 to 2003, Mr. Curtin was an Advisory Director of Goldman, Sachs & Co. in New York. From 1995 to 1999, Mr. Curtin was Chief Executive of Goldman Sachs Canada Inc. in Toronto. Prior to this assignment, Mr. Curtin was co-head of Global Money Markets and Chairman of Goldman Sachs Money Markets LP. Mr. Curtin moved to Money Markets in 1987 after serving as head of Fixed Income Syndicate/New Issues. Mr. Curtin joined the firm in 1976 in the Corporate Finance Department and was named partner in 1988 and managing director in 1996. Mr. Curtin is also a member of the Board of Directors of Cadillac Fairview Corporation and the Art Gallery of Ontario Foundation. He serves as a Director of the Canada/United States Fulbright Foundation. Mr. Curtin is a former governor of the Toronto Stock Exchange, a former director of Brascan Corporation, Maxxcom Corporation and the Investment Dealers Association of Canada. Mr. Curtin served as a trustee of Lakefield College School as well as Royal St. George's College. Mr. Curtin received an MBA from Harvard in 1976 and his BA from Williams College in 1972.

Name and municipality of residence	Age	Present position and tenure	Principal occupation during last five years
Stephen J. Harper[3] Alberta, Canada	58	Director since September 15, 2016	Mr. Harper was elected the twenty-second Prime Minister of Canada in 2006 and served in such role until 2015, making him the longest serving Conservative Prime Minster since Sir John A. MacDonald, Canada’s first Prime Minister. Mr. Harper is Chairman of Harper & Associates Consulting, which is affiliated with Dentons, a leading global law firm, and acts as a strategic consultant to clients around the world, providing advice on matters relating to market access, the management of global geopolitical and economic risk and the maximization of value in global markets. Mr. Harper has received a bachelor and master’s degree in economics from the University of Calgary, and was awarded an honorary doctorate of philosophy from Tel Aviv University in 2014. In recognition of his government service, Mr. Harper has been awarded the Ukrainian Order of Liberty, the Woodrow Wilson Award for Public Service, the B’nai B’rith International Presidential Gold Medallion for Humanitarianism and was named as the World Statesman of the Year in 2012 by the Appeal of Conscience Foundation.
Michael D. Harris [2,3] Ontario, Canada	73	Director since June 26, 2006[4]	Mr. Harris was elected the twenty-second Premier of the Province of Ontario on June 8, 1995 and then re-elected in 1999, at the time making him the first Ontario Premier in over 30 years to form a second consecutive majority government. After leaving office in April 2002, Mr. Harris joined the law firm of Goodmans LLP as a Consultant and Senior Business Advisor until February 28, 2010. On March 1, 2010, Mr. Harris joined Cassels Brock & Blackwell LP as Senior Business Advisor until September 15, 2014. On September 16, 2014, Mr. Harris joined Fasken Martineau DuMoulin LLP as Senior Business Advisor. Mr. Harris is President of his own consulting firm, Steane Consulting Ltd., and, in this capacity, acts as a consultant to various Canadian companies. Mr. Harris also serves as a director on several public corporate boards as well as the New Haven Learning Centre. Mr. Harris served as the Honorary Chair of the North Bay District Hospital Capital Campaign and the Nipissing University and Canadore College Capital Campaign. Mr. Harris is also a Senior Fellow with the Fraser Institute, a leading Canadian economic, social research and education organization, and an Institute of Corporate Directors certified director (ICD.D).
Katherine M. Lee[1,2] Ontario, Canada	54	Director since June 17, 2015	Ms. Lee is a seasoned executive in financial services and served as President & CEO of GE Capital Canada, a leading global provider of financial and fleet management solutions to mid-market companies operating in a broad range of economic sectors. Prior to this role, Ms. Lee served as CEO of GE Capital Real Estate in Canada from 2002 to 2010 building it to a full debt and equity operating company. Ms. Lee joined GE in 1994 where she held a number of positions including Director, Mergers & Acquisitions for GE Capital's Pension Fund Advisory Services based in San Francisco, and Managing Director of GE Capital Real Estate Korea based in Seoul and Tokyo. Ms. Lee earned a Bachelor of Commerce from the University of Toronto. She is a Chartered Professional Accountant and Chartered Accountant. She is active in the community championing Women's networks and Asian-Pacific Forums.
Benjamin F. Stein[3] New York, USA	32	Director since September 14, 2017	Mr. Stein is a co-founder of The Spruce House Partnership, a New York-based investment partnership. Spruce House was founded in 2005 and has investments in public companies globally and seeks to invest alongside management teams that are focused on growing the value of their companies over the long term. Mr. Stein received his Bachelor of Arts in International Relations from the University of Pennsylvania in 2008. Mr. Stein also serves on the board of The Africa Center, a New York-based institution focused on African business, culture and policy.

Name and municipality of residence	Age	Present position and tenure	Principal occupation during last five years
L. Frederick Sutherland[1] Pennsylvania, USA	66	Director since June 1, 2015	Mr. Sutherland was the Executive Vice President and Chief Financial Officer of Aramark Corporation, Philadelphia, PA, a provider of services, facilities management and uniform and career apparel, from 1997 through April 5, 2015 at which time he became the Senior Advisor to the Chief Executive Officer of Aramark prior to retiring from Aramark on December 31, 2015. Prior to joining Aramark in 1980, Mr. Sutherland was Vice President in the Corporate Banking Department of Chase Manhattan Bank, New York, NY. Mr. Sutherland is a director of Consolidated Edison, Inc. Mr. Sutherland is also Chairman of the Board of WHYY, a PBS affiliate, a trustee of Duke University, Board President of Episcopal Community Services, an anti-poverty agency, and a Trustee of People's Light and Theater. Mr. Sutherland holds an MBA Degree in Finance from the Katz School of the University of Pittsburgh and a Bachelors in Physics and Mathematics from Duke University.

Notes:

1.	Member of Audit & Risk Committee
2.	Member of Executive Compensation Committee
3.	Member of Nominating and Corporate Governance Committee
4.	Member of the Old FSV board prior to the Spin-off; post Spin-off continued as a Colliers director

Each director remains in office until the following annual shareholders’ meeting of the Company or until the election or appointment of their successor, unless they resign, their office becomes vacant or they become disqualified to act as a director. All directors stand for election or re-election annually.

Further background information regarding the directors of the Company will be set out in the 2018 Circular, the relevant sections of which are incorporated by reference herein and which will be available on SEDAR at www.sedar.com.

Executive officers

The following information is provided with respect to the executive officers of the Company as at February 28, 2018:

Name and municipality of residence	Age	Present position and tenure	Principal occupation during last five years
Jay S. Hennick Ontario, Canada	61	Chairman since June 1, 2015 and Chief Executive Officer since 1988(1)	See description above under “Directors”.
Dylan E. Taylor Colorado, USA	47	President and Chief Operating Officer since 2009	Mr. Taylor is President and Chief Operating Officer for Colliers globally. Mr. Taylor joined Colliers in June 2009 as CEO of Colliers’ Americas region until March 2015, when he assumed the role of Global Chief Operating Officer. Before joining Colliers, Mr. Taylor was President of Global Client Services for a competing real estate services firm for 4 years. Previous to this firm, Mr. Taylor spent more than five years as Senior Vice President of Corporate Solutions for another commercial real estate services company and seven years at SAIA Burgess, a global supplier of electronics based in Switzerland.
John B. Friedrichsen Ontario, Canada	56	Chief Financial Officer since 1998(1)	Prior to the Spin-off, Mr. Friedrichsen served as Senior Vice President and Chief Financial Officer of Old FSV since September 2002. Mr. Friedrichsen joined Old FSV as Vice President, Acquisitions in February 1998, a position that he held until May 2000 when he became Senior Vice President, Acquisitions. Prior to joining Old FSV, Mr. Friedrichsen was a Vice President with Ernst & Young Corporate Finance Inc. in Toronto, where he was responsible for advising companies on a range of corporate finance matters, including the raising of capital and acquisitions. Mr. Friedrichsen is a Chartered Professional Accountant and began his career with a predecessor of the accounting firm KPMG in Toronto.

Name and municipality of residence	Age	Present position and tenure	Principal occupation during last five years
Elias Mulamoottil Ontario, Canada	48	Head, Strategic Investments & Corporate Development since 2007(1)	Prior to the Spin-off, Mr. Mulamoottil served as Senior Vice President Strategy & Corporate Development for Old FSV since March 2011. Mr. Mulamoottil joined Old FSV in June 2007 as Vice President Strategy & Corporate Development. Prior to joining Old FSV, Mr. Mulamoottil was a partner at a Toronto based financial advisory and asset management firm, where he was responsible for the sourcing and executing of merger, acquisition, divestiture and financing transactions. Previously, Mr. Mulamoottil worked with one of Europe’s leading private equity firms, Terra Firma Capital Partners, in London, England executing and managing private equity investments. Mr. Mulamoottil is a Chartered Professional Accountant and began his career at the accounting firm Deloitte.
Robert D. Hemming British Columbia, Canada	50	Senior Vice President and Chief Accounting Officer since 2008	Prior to the Spin-off, Mr. Hemming served as Chief Financial Officer-Global for Colliers where he was responsible for Collier’s financial accounting, reporting, analysis and compliance functions. Prior to joining Colliers in August 2006, Mr. Hemming was the Corporate Controller–Western Canada for Bell Canada. Mr. Hemming is a Chartered Professional Accountant and a Certified General Accountant and outside of real estate, has spent his career working in the mining, forestry and telecom industries.
Rebecca Finley Ontario, Canada	42	Senior Vice President, Brand and People since 2018	Ms. Finley is the Global Senior Vice President, Brand & People. In this role, Becky has responsibility for leading and providing global oversight for the Colliers brand and people strategies. Ms. Finley has extensive leadership experience in branding, culture and business operations. Prior to Colliers, Ms. Finley served as Business Lead and Head of Technology, Telecommunications & Media at Facebook, led the Office of the CEO at Maple Leaf Foods, was a Management Consultant with the Boston Consulting Group, and worked as an Investment Banker with TD Securities. Ms. Finley holds an ICD.D from the Institute of Corporate Directors, an MBA from the Rotman School of Management and a Bachelor of Mathematics and Education from Queen's University.
Christian Mayer Ontario, Canada	45	Vice President, Finance and Treasurer since 2010(1)	Prior to the Spin-off, Mr. Mayer served as Vice President, Finance for Old FSV. Mr. Mayer joined Old FSV in 1999. Mr. Mayer is a Chartered Professional Accountant and began his career with the accounting firms Grant Thornton and PwC, both in Toronto.
Matthew Hawkins Ontario, Canada	35	Vice President, Legal Counsel and Corporate Secretary since 2016	Mr. Hawkins joined Colliers in 2016. Prior to joining, Mr. Hawkins previously worked as the Vice President of Legal Affairs at a TSX-listed pharmaceuticals company, and previously worked in the corporate and securities group of a leading Canadian law firm.
Zachary Michaud Ontario, Canada	35	Vice President, Strategic Investments & Corporate Development since 2015	Mr. Michaud joined Colliers in 2015. Prior to joining Colliers, Mr. Michaud was a senior investment professional at one of Canada’s leading private equity firms specializing in credit investing, distressed debt, operational turnarounds and activist investing. Previously, Mr. Michaud was an investment banker in Los Angeles and worked on the trading floor at two large bank owned investment dealers.

Note:

1.	Prior to the Spin-off, an officer of Old FSV.

Ownership

As of February 28, 2018, the directors and executive officers of the Company, as a group, owned, or controlled or directed, directly or indirectly, 3,055,110 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares, which represent 8.1% of the total Subordinate Voting Shares and 100.0% of the total Multiple Voting Shares, in each case, outstanding on such date. The directors and executive officers, as a group, controlled 46.0% of the total voting rights as of such date when all Multiple Voting Shares and Subordinate Voting Shares are considered. Mr. Hennick controls all of the Multiple Voting Shares.

Legal proceedings and regulatory actions

There are no legal proceedings to which Colliers is a party to, or in respect of which, any of the property of Colliers is the subject of, which is or was material to Colliers during 2017, and Colliers is not aware of any such legal proceedings that are contemplated. In the normal course of operations, Colliers is subject to routine immaterial claims and litigation incidental to its business. Litigation currently pending or threatened against Colliers includes disputes with former employees and commercial liability claims related to services provided by Colliers. Colliers believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

During 2017, there have not been any penalties or sanctions imposed against Colliers by a court relating to provincial and territorial securities legislation or by a securities regulatory authority, nor have there been any other penalties or sanctions imposed by a court or regulatory body against Colliers, and Colliers has not entered into any settlement agreements before a court relating to provincial and territorial securities legislation or with a securities regulatory authority.

Properties

The following chart provides a summary of the properties occupied by the Company and its subsidiaries as at December 31, 2017:

(square feet)	Leased	Owned	Total
Americas	1,399,000	-	1,399,000
EMEA	479,000	-	479,000
Asia Pacific	361,000	-	361,000
Corporate	-	20,000	20,000
Total operations	2,239,000	20,000	2,239,000

Reconciliation of non-GAAP financial measures

In this AIF, we make reference to “adjusted EBITDA” and “adjusted EPS,” which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items (including transaction consist, contingent consideration acquisition fair value adjustments and contingent acquisition-related compensation expense); (vi) restructuring costs and (vii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Year ended
(in thousands of US$)	December 31
	2017	2016

Net earnings	$92,132	$91,571
Income tax	63,000	47,829
Other income, net	(500)	(2,417)
Interest expense, net	11,895	9,190
Operating earnings	166,827	146,173
Depreciation and amortization	52,992	44,924
Acquisition-related items	14,927	3,559
Restructuring costs	3,104	5,127
Stock-based compensation expense	4,425	3,279
Adjusted EBITDA	$242,275	$203,062

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) income tax expense on enactment of US Tax Reform; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; (iv) acquisition-related items; (v) restructuring costs and (vi) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

	Year ended
(in US$)	December 31
	2017	2016

Diluted net earnings per common share	$1.25	$1.75
Non-controlling interest redemption increment	0.58	0.09
Income tax expense on enactment of US Tax Reform	0.34	-
Amortization of intangible assets, net of tax	0.43	0.35
Acquisition-related items	0.34	0.08
Restructuring costs, net of tax	0.06	0.09
Stock-based compensation expense, net of tax	0.11	0.08
Adjusted EPS	$3.11	$2.44

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Risk factors

Readers should carefully consider the following risks, as well as the other information contained in this AIF and our management’s discussion and analysis for the year ended December 31, 2017. If any of the following risks actually occurs, our business could be materially harmed. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, including those of which we are currently unaware or we currently deem immaterial, may also adversely affect our business.

Risks relating to our business

Economic conditions, especially as they relate to credit conditions and business spending

During periods of economic slowdown or contraction, our operations are impacted directly. Credit conditions affect commercial real estate transactions, which reduces the demand for our services. Business spending directly impacts our Outsourcing & Advisory operations businesses because as businesses spend less on services, our revenues decline. These factors could also negatively impact the timing or the ultimate collection of accounts receivable, which would negatively impact our operating revenues, profitability and cash flow.

Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions

Property values have a direct impact on the commissions earned on sales transactions. Vacancy rates affect market lease rates and the duration of lease commitments, which are the basis of leasing commissions earned. Both property values and vacancy rates can influence the number of sales transactions that occur.

Economic deterioration impacts our ability to recover goodwill and other intangible assets

Expectations of future earnings drive the recoverability of goodwill and other intangible assets, which are tested, at least, on an annual basis. During the year ended December 31, 2009, Old FSV recorded a $29.6 million impairment charge to CMN’s goodwill. A future deterioration of operating performance may necessitate additional non-cash impairment charges.

Ability to generate cash from our businesses to fund future acquisitions and meet our debt obligations

We rely on our businesses to generate the necessary cash to service our financial obligations. As at December 31, 2017, we have $249.9 million of debt outstanding ($141.4 million net of cash) that will be required to be refinanced or repaid over the next five years. To date, we have been able to meet all of our debt obligations, however with a decline in performance in some of our businesses, surplus cash may not be available to be remitted which may result in the inability to meet a debt repayment.

An important component of our growth strategy is strategic and selective acquisitions, which we tend to complete with cash. Although we have a revolving credit facility available to us as noted elsewhere in this AIF, we also rely on surplus cash on hand to fund acquisitions. If cash on hand is not available and the credit facility is fully utilized, then future acquisitions may not be possible.

The effects of changes in foreign exchange rates in relation to the US dollar on our Canadian dollar, Australian dollar, UK pound sterling and Euro denominated revenues and expenses

We generate approximately 57% of our revenues outside the United States. Consequently, our consolidated results are impacted directly by fluctuations in the relative strength of the US dollar versus the Canadian dollar, Australian dollar, UK pound sterling and Euro currencies.

Political events, including elections, referenda and government positions on international trade, among other things, may impact foreign exchange rates in relation to the US dollar. In addition, we expect to acquire additional international operations in the future. As a consequence, foreign currency exchange rate fluctuations may be material in the future.

Competition in the markets served by the Company

We operate in highly competitive markets. Changes in the source and intensity of competition in the markets served by us impact the demand for our services and may result in additional pricing pressures. The relatively low capital cost of entry to certain of our businesses has led to strong competitive markets, including regional and local owner-operated companies. Regional and local competitors operating in a limited geographic area may have lower labour, benefits and overhead costs. The principal methods of competition in our businesses include name recognition, quality and speed of service, pricing, customer satisfaction and reputation. No assurance can be given that we will be able to compete successfully against current or future competitors and that the competitive pressures that we face will not result in reduced market share or negatively impact our financial performance.

Labour shortages or increases in wage and benefit costs

As a services company, our primary asset is the human capital that comprises our workforce. In particular, we rely on property managers, real estate sales/leasing advisors and other skilled staff to generate revenues. A shortage, or increase in wage and benefit costs, of this human capital could reduce our revenues and profitability.

The effects of changes in interest rates on our cost of borrowing

As at December 31, 2017, we had $146.4 million of debt, representing 59% of our total indebtedness, at variable interest rates. As a result, changes in base rates such as LIBOR affect our interest expense as these base rates fluctuate.

Continued compliance with the financial covenants under our debt agreements, or our ability to negotiate a waiver of certain covenants with our lenders

Although we have always been in compliance with our financial covenants, a prolonged decline in our earnings performance could result in a non-compliance with one or more financial covenants. If the Company fails to meet its payment or other obligations under its amended and restated credit facility, the lenders will be entitled to demand immediate repayment of all amounts owing and thereafter, if unpaid, exercise their creditor rights.

Unexpected increases in operating costs, such as insurance, workers’ compensation, and health care

As a services company, the costs of providing services to our customers can fluctuate. Certain operating costs, such as insurance, workers’ compensation and health care are based on market rates which we cannot control and, absent an offsetting price increase in our services, have a direct impact on our operating margins.

Changes in the frequency or severity of insurance incidents relative to our historical experience

Adverse changes in claims experience could increase our insurance costs and/or increase the risk of being unable to renew insurance coverage at our operations. In each of our operating segments, we effectively self-insure certain risks, with a layer of third-party insurance for catastrophic claims. An increase in the frequency or severity of claims in these areas could materially affect our financial position and results of operations. There can be no assurance that we will be able to obtain insurance coverage on favourable economic terms in the future.

Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations

As an acquisitive organization, we actively pursue acquisitions to expand our global footprint and services offerings as well as supplement existing businesses. Not only does our acquisition strategy depend on the continued availability of suitable targets, it also depends on the ability to negotiate favorable terms and conditions. Another risk with acquisitions is the ability to integrate the acquired business into an existing service line.

Declaration of dividends on Common Shares

Future dividends on the Common Shares will depend on the Company’s results of operations, financial condition, capital requirements, general business conditions and other factors that the Company’s Board of Directors may deem relevant. Additionally, under the Company’s credit facility, the Company is not permitted to pay dividends, whether in cash or in specie, in the circumstances of an event of default thereunder occurring and continuing or an event of default occurring as a consequence thereof.

Risks arising from any regulatory review and litigation

The commencement of any formal regulatory reviews or investigations could result in the diversion of significant management attention and resources and, if securities or other regulators determine that a violation of securities or other laws may have occurred, or has occurred, the Company or its officers and directors may receive notices regarding potential enforcement action or prosecution and could be subject to civil or criminal penalties or other remedies. For example, the Company or its officers could be required to pay substantial damages, fines or other penalties, the regulators could seek an injunction against the Company or seek to ban an officer or director of the Company from acting as such, any of which actions would have a material adverse effect on the Company.

Intellectual property and other proprietary rights that are material to our business

Our ability to compete effectively depends in part on our rights to service marks, trademarks, trade names and other intellectual property rights we own or license (including “Colliers International”). We have not sought to register every one of our marks in every country in which they are used. Furthermore, because of the differences in foreign trademark, patent and other intellectual property or proprietary rights laws, we may not receive the same protection in other countries as we would in Canada or the United States. If we are unable to protect our proprietary information and brand names, we could suffer a material adverse effect on our business, financial condition or results of operations. Litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties that our products or services infringe their intellectual property rights. Any litigation or claims brought by or against us could result in substantial costs and diversion of our resources. A successful claim of trademark, patent or other intellectual property infringement against us, or any other successful challenge to the use of our intellectual property, could subject us to damages or prevent us from providing certain services under our recognized brand names, which could have a material adverse effect on our business, financial condition or results of operations.

Disruptions or security failures in our information technology systems

Our information technology systems facilitate our ability to monitor, operate and control our operations. While we have disaster recovery plans in place, any disruption in these plans or the failure of our information technology systems to operate as expected could, depending on the magnitude of the problem, adversely affect our operating results by limiting, among other things, our capacity to monitor, operate and control our operations effectively. In addition, because our systems contain information about individuals and businesses, our failure to maintain the security of the data we hold, whether the result of our own error or the malfeasance or errors of others, could harm our reputation or give rise to legal liabilities relating to violations of privacy laws or otherwise, which may lead to lower revenues, increased costs and other material adverse effects on our results of operations.

Multiple Voting Shares and a change of control

The existence of the Multiple Voting Shares results in various impediments on the ability or desire of a third party to acquire control of the Company. This may discourage, delay or prevent a change of control of the Company or an acquisition of the Company at a price that shareholders may find attractive. The existence of the Multiple Voting Shares also may discourage proxy contests and make it difficult or impossible for the Company’s holders of Subordinate Voting Shares to elect directors and take other corporate actions.

Blank cheque preference shares

The Company has the right to issue so-called “blank cheque” preference shares which may affect the voting and liquidation rights of holders of Common Shares. The Company’s Board of Directors is authorized, without any further shareholder approval, to issue one or more additional series of preference shares in an unlimited number and to set the rights, privileges, restrictions and conditions attached thereto.

Political conditions or events, including elections, referenda, changes to international trade and immigration policies any outbreak or escalation of terrorism or hostilities and the impact thereof on our business

Political events, uncertainties and situations can have an effect on our Company because of our global operations. Events could occur that may hamper our ability to manage operations, extract cash and implement Colliers’ policies in certain regions, particularly in developing countries that have had a recent history of political and economic instability.

Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses

As a multinational company, changes in laws and regulation at the different jurisdictional levels can have a direct effect on our operations. It is difficult to predict the future impact of a change in legislative and regulatory requirements affecting our businesses. The laws and regulations applicable to our businesses will likely change in the future and affect our operations and financial performance. In addition, if we were to fail to comply with any applicable law or regulation, we could be subject to substantial fines or damages, be involved in litigation, suffer losses to our reputation and suffer the loss of licenses or penalties that may affect how our business is operated, which, in turn, would have a material adverse effect on our business, financial condition and results of operations.

Risks relating to the Spin-off

Colliers has certain indemnification obligations to FirstService

In relation to the Spin-off, Colliers and FirstService have each agreed to indemnify the other for certain liabilities and obligations associated with, among other things, in the case of Colliers’ indemnity, the business and assets retained by Colliers, and in the case of FirstService’s indemnity, the business and assets transferred to FirstService. Colliers cannot determine whether it will be required to indemnify FirstService for any substantial obligations. Colliers also cannot be assured that, if FirstService is required to indemnify Colliers and its affiliates for any substantial obligations, FirstService will be able to satisfy such obligations. Any indemnification claim against Colliers pursuant to the provisions of the Spin-off agreements could have a material adverse effect upon Colliers. See Material Contracts – Arrangement Agreement” and “Material Contracts – Transitional Services and Separation Agreement”.

Tax related risks

Colliers could be exposed to substantial tax liabilities if certain requirements of the “butterfly” rules in section 55 of the Income Tax Act (Canada) are not complied with. Failure to comply with these requirements could also cause the Spin-off to be taxable to FirstService in circumstances where Colliers would be required to indemnify FirstService for the resulting tax. See “Material Contracts – Transitional Services and Separation Agreement”.

Potential conflicts of interest

Certain conflicts of interest could arise as a result of the relationship between FirstService and Colliers. One of the directors of FirstService is a director and executive officer of Colliers. The directors of FirstService and Colliers have fiduciary duties to manage FirstService and Colliers, respectively, in a manner beneficial to FirstService and Colliers, respectively. The duties of the director who is on the board of directors of both FirstService and Colliers may come into conflict.

Interest of management and others in material transactions

Except as described below or elsewhere in this AIF, no director of Colliers, executive officer of Colliers, or person or company that beneficially owns, or controls or directs more than 10% of any class or series of voting securities of Colliers, or any associate or affiliate of any of the foregoing persons, has or has had any material interest in any transaction within the last three years, or during the current year, that has materially affected or is reasonably expected to materially affect Colliers or any of its subsidiaries.

Under the Spin-off, Old FSV was separated into two independent publicly traded companies – Colliers and FirstService. Pursuant to the Spin-off, Old FSV shareholders received one Colliers share and one FirstService share of the same class as each Old FSV share previously held. As a result, Jay S. Hennick received, directly or indirectly, 2,273,526 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. As at the date herof, Mr. Hennick holds, 1,670,726 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares representing 4.4% of the total outstanding number of Subordinate Voting Shares and 100.0% of the total outstanding number of Multiple Voting Shares (7.7% of total outstanding number of Common Shares; 43.8% of total votes of all Common Shares). Furthermore, as part of the Spin-off, each of the Transitional Services and Separation Agreement, the Standstill Agreement and the Colliers MSA (as such terms are defined in Old FSV’s Management Information Circular dated March 16, 2015 (the “Spin-off Circular”)) were entered into with, among others, Jay S. Hennick and/or entities controlled by Mr. Hennick. Further details of such agreements are described in (and incorporated by reference from) the Spin-off Circular under the headings “The Arrangement – Transitional Services and Separation Agreement”, “The Arrangement – Standstill Agreement” and “Executive Compensation – Colliers MSA” of Appendix “H”, respectively. Additional information concerning the Spin-off is set out in the Spin-off Circular, which is available on SEDAR at www.sedar.com.

Material contracts

The only contracts that can reasonably be regarded as material to us, other than contracts entered into in the ordinary course of business, are as follows:

(a)	Arrangement Agreement: The Arrangement Agreement provided for the implementation of the Spin-off pursuant to Section 182 of the Business Corporations Act (Ontario) and, among other things, certain representations, warranties and covenants of the parties and certain indemnities among Colliers and FirstService. Further details of the Arrangement Agreement are described in (and incorporated by reference from) the Spin-off Circular under the heading “The Arrangement – Arrangement Agreement”;

(b)	Transitional Services and Separation Agreement: In connection with the Spin-off, we entered into the Transitional Services and Separation Agreement to, among other things, complete the transfer of the FirstService Residential and FirstService Brands businesses to FirstService. The Transitional Services and Separation Agreement also sets forth the agreement of the parties with respect to certain transitional arrangements governing the relationship between Colliers and FirstService, the responsibility and liability for outstanding legal actions, responsibility for taxes, access to books and records, confidentiality, insurance and dispute resolution. Under the terms of the Transitional Services and Separation Agreement, we have generally agreed to indemnify FirstService and its subsidiaries from and against any liabilities associated with, among other things, the FirstService Residential and FirstService Brands businesses and assets, whether relating to the period, or arising, prior to or after the Spin-off. The Transitional Services and Separation Agreement contains a reciprocal indemnity under which FirstService generally agrees to indemnify us and our subsidiaries from and against any liabilities relating to, among other things, the businesses and assets retained by Colliers. FirstService and Colliers will indemnify each other with respect to non-performance of our respective obligations under the Transitional Services and Separation Agreement. Further details of the Transitional Services and Separation Agreement are described in (and incorporated by reference from) the Spin-off Circular under the heading “The Arrangement – Transitional Services and Separation Agreement”; and

(c)	Credit Facility: On January 18, 2017, the Company entered into an amended and restated credit agreement with a syndicate of banks to provide a committed unsecured multi-currency revolving credit facility (the “Facility”) of $700.0 million, replacing the prior secured credit facility of $525.0 million. The Facility has a 5-year term ending January 18, 2022. The Facility bears interest at 1.50% to 2.75% over floating reference rates depending on certain leverage ratios, and requires a commitment fee of 0.30% to 0.55% of the unused portion depending on certain leverage ratios, with all pricing unchanged from the prior credit facility. At any time during the term, we have the right to increase the Facility by up to $150.0 million, on the same terms and conditions as the original Facility. The Facility is available to fund working capital requirements and other general corporate purposes; and

(d)	Management Services Agreement: Colliers has entered into a restated management services agreement (the “Management Services Agreement”) with Jayset Management CIG Inc. (“Jayset”) and Jay S. Hennick. Mr. Hennick is a director, an officer and the sole indirect shareholder of Jayset. Under the terms of the Management Services Agreement, Mr. Hennick performs the services of Chairman and CEO of Colliers on behalf of Jayset. The particulars of the Management Services Agreement are set out in the section entitled “Executive Compensation – Management Contract” contained in the 2018 Circular, which section is incorporated herein by reference.

Copies of the above material contracts are available on SEDAR at www.sedar.com.

Cease trade orders, bankruptcies, penalties or sanctions

To the best of the knowledge of the Company:

(1)	none of the directors or executive officers of the Company is, as at the date of this AIF, or was within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company) that: (i) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days (collectively, an “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(2)	none of the directors or executive officers of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control the Company: (a) is, as at the date of this AIF, or has been, within 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder;

except for Michael D. Harris who was a director of Grant Forest Products Inc., an Ontario corporation, which, among others, filed for and obtained protection under the Companies’ Creditors Arrangement Act on June 25, 2009.

Conflicts of interest

Certain directors and officers of the Company are engaged in and will continue to engage in activities outside the Company, and as a result, certain directors and officers of the Company may become subject to conflicts of interest. The Business Corporations Act (Ontario) provides that in the event that a director or officer has an interest in a contract or proposed contract or agreement, the director or officer shall disclose his or her interest in such contract or agreement and, in the case of directors, shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the Business Corporations Act (Ontario). To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the Business Corporations Act (Ontario).

As at the date hereof, the Company is not aware of any existing or potential material conflicts of interest between the Company and a director or officer of the Company.

Independent registered public accounting firm

The Company’s independent registered public accounting firm is PricewaterhouseCoopers LLP, who has issued an independent auditors’ report dated February 28, 2018 in respect of the Company’s consolidated financial statements as of December 31, 2017 and 2016 and for each of the years in the two year period ended December 31, 2017 and on the effectiveness of the Company’s internal control over financial reporting as at December 31, 2017. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and the rules of the U.S. Securities and Exchange Commission. PricewaterhouseCoopers LLP is registered with the Public Company Accounting Oversight Board.

Audit & Risk Committee

The Audit & Risk Committee (the “ARC”) is comprised of four members who are each “independent” and “financially literate” as required by Multilateral Instrument 52-110 Audit Committees (the “Audit Committee Rule”). The ARC has the resources and the authority to discharge its responsibilities, including the authority to engage, at the expense of Colliers, outside consultants, independent legal counsel and other advisors as it determines necessary to carry out its duties, without seeking approval our Board of Directors or management. The ARC also has the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access and authority to communicate directly with the external auditors, legal counsel and officers and employees of Colliers. The ARC meets six times annually, or more frequently as circumstances dictate.

The ARC reviews the annual and interim financial statements intended for circulation among shareholders and reports upon these to the Board prior to their approval by our Board of Directors. The ARC is also responsible for reviewing the integrity of Colliers’ financial reporting process, both internal and external, and any major issues as to the adequacy of the internal controls and any special audit procedures adopted in light of any material control deficiencies. The ARC communicates directly with Colliers’ external auditors in order to discuss audit and related matters whenever appropriate. In addition, our Board of Directors may refer to the ARC such matters and questions relating to the financial position and operations of Colliers and its subsidiaries. All reports made to Colliers’ ethics hotline are reviewed by the Chair of the ARC and then by the entire ARC at its next meeting. Our Board of Directors has adopted an ARC mandate, a copy of which is annexed as Exhibit “A” to this AIF.

The education and related experience of each of the members of the ARC that is relevant to the performance by such members of their responsibilities on such committee is described below.

L. Frederick Sutherland (Chair) – Mr. Sutherland was the Executive Vice President and Chief Financial Officer of Aramark Corporation, Philadelphia, PA, a provider of services, facilities management and uniform and career apparel, from 1997 through April 5, 2015 at which time he became the Senior Advisor to the Chief Executive Officer of Aramark prior to retiring from Aramark on December 31, 2015. Prior to joining Aramark in 1980, Mr. Sutherland was Vice President in the Corporate Banking Department of Chase Manhattan Bank, New York, NY. Mr. Sutherland is a Director of Consolidated Edison, Inc. Mr. Sutherland is also Chairman of the Board of WHYY, a PBS affiliate, Board President of Episcopal Community Services, an anti-poverty agency, and a Trustee of People's Light and Theater. Mr. Sutherland holds an MBA Degree in Finance from the Katz School of the University of Pittsburgh and a Bachelors in Physics and Mathematics from Duke University.

Peter F. Cohen – Mr. Cohen is a Chartered Professional Accountant and a former partner in an audit practice of a public accounting firm. Mr. Cohen is currently the Vice Chairman of the Board of Colliers and President and Chief Executive Officer of the Dawsco Group, a private real estate and investment company owned by Mr. Cohen and his family. Mr. Cohen was a co-founder and Chairman and Chief Executive Officer of Centrefund Realty Corporation, a publicly traded shopping center investment company until August 2000 when control of the company was sold. Mr. Cohen serves as the Treasurer and a Director of the Sinai Health System and is the Co-Chair of the Resources Committee and Building and Development Committee.

John (Jack) P. Curtin, Jr. – Mr. Curtin is an Advisory Director in the Investment Banking Division of Goldman, Sachs & Co. in Toronto and New York. From July 2010 to December 2014, Mr. Curtin served as Chairman and Chief Executive of Goldman Sachs Canada Inc. From 2003 to July 2010, Mr. Curtin was Chairman of Goldman Sachs Canada Inc. From 1999 to 2003, Mr. Curtin was an Advisory Director of Goldman, Sachs & Co. in New York. From 1995 to 1999, Mr. Curtin was Chief Executive of Goldman Sachs Canada Inc. in Toronto. Prior to this assignment, Mr. Curtin was co-head of Global Money Markets and Chairman of Goldman Sachs Money Markets LP. Mr. Curtin moved to Money Markets in 1987 after serving as head of Fixed Income Syndicate/New Issues. Mr. Curtin joined the firm in 1976 in the Corporate Finance Department and was named partner in 1988 and managing director in 1996. Mr. Curtin is also a member of the Board of Directors of Cadillac Fairview Corporation and the Art Gallery of Ontario Foundation. He serves as a Director of the Canada/United States Fulbright Foundation. Mr. Curtin is a former governor of the Toronto Stock Exchange, a former director of Brascan Corporation, Maxxcom Corporation and the Investment Dealers Association of Canada. Mr. Curtin served as a trustee of Lakefield College School as well as Royal St. George's College. Mr. Curtin received an MBA from Harvard in 1976 and his BA from Williams College in 1972.

Katherine M. Lee – Ms. Lee is a seasoned executive in financial services and served as President & CEO of GE Capital Canada, a leading global provider of financial and fleet management solutions to mid-market companies operating in a broad range of economic sectors. Prior to this role, Ms. Lee served as CEO of GE Capital Real Estate in Canada from 2002 to 2010 building it to a full debt and equity operating company. Ms. Lee joined GE in 1994 where she held a number of positions including Director, Mergers & Acquisitions for GE Capital's Pension Fund Advisory Services based in San Francisco, and Managing Director of GE Capital Real Estate Korea based in Seoul and Tokyo. Ms. Lee earned a Bachelor of Commerce from the University of Toronto. She is a Chartered Professional Accountant and Chartered Accountant. She is active in the community championing Women's networks and Asian-Pacific Forums.

The Audit Committee Rule requires the Company to disclose whether its ARC has adopted specific policies and procedures for the engagement of non-audit services and to prepare a summary of these policies and procedures. The mandate of the ARC provides that it is such committee’s responsibility to: (a) approve the appointment and, when circumstances warrant, discharge of the external auditor and monitor its qualifications, performance and independence; (b) approve and oversee the disclosure of all audit services provided by the external auditor to the Company or any of its subsidiaries, determining which non-audit services the external auditor are prohibited from providing and, exceptionally, pre-approve and oversee the disclosure of permitted non-audit services to be performed by the external auditor, in accordance with applicable laws and regulations; and (c) approve the basis and amount of the external auditor’s fees and other significant compensation. The ARC has adopted a pre-approval policy pursuant to which the Company may not engage the Company’s external auditor to carry out certain non-audit services that are deemed inconsistent with the independence of auditors under U.S. and Canadian applicable laws. The ARC must pre-approve all audit services as well as permitted non-audit services. The ARC has delegated to the Chair of the Audit Committee, who is independent, the authority to act on behalf of the ARC with respect to the pre-approval of all audit and permitted non-audit services provided by its external auditors from time to time. Any approvals by the Chair are reported to the full ARC at its next meeting.

In addition to performing the audit of the Company’s annual consolidated financial statements, PricewaterhouseCoopers LLP provided other services to the Company and they billed the Company the following fees for each of the Company’s two most recently completed fiscal periods:

(in thousands of C$)	Year ended December 31, 2017	Year ended December 31, 2016
Audit fees (note 1)	$1,680	$1,844
Audit-related fees (note 2)	139	197
Tax fees (note 3)	426	535
All other fees (note 4)	5	51
	$2,250	$2,627

Notes:
1.	Refers to the aggregate fees billed by the Company’s external auditor for audit services relating to the audit of the Company and statutory audits required by subsidiaries.
2.	Refers to the aggregate fees billed for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under (1) above, including professional services rendered by the Company’s external auditor for accounting consultations on proposed transactions and consultations related to accounting and reporting standards. Such fees included amounts incurred in respect of: due diligence and other work related to the disposition and acquisition of businesses, such work being unrelated to the audit of the Company’s financial statements, as well as other audit-related services.
3.	Refers to the aggregate fees billed for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning.
4.	Refers to fees for information technology consulting and subscriptions to accounting and tax research tools.

Additional information

Additional information, including the directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase securities, where applicable, is contained in the 2018 Circular.

Copies of publicly filed documents of the Company, including those incorporated herein by reference, can be found on SEDAR at www.sedar.com and also on EDGAR at www.sec.gov. Additional financial information is provided in the Company’s consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2017.

EXHIBIT “A”

AUDIT & RISK COMMITTEE MANDATE

Purpose

The Audit & Risk Committee (the "Committee") is appointed by and shall assist the Board of Directors (the "Board") of Colliers International Group Inc. (the "Company") in fulfilling its oversight responsibilities in the following principal areas: (i) accounting policies and practices, (ii) the financial reporting process, (iii) financial statements provided by the Company to the public, (iv) risk identification, management and processes, including systems of internal accounting and financial controls, internal systems reviews and remediation and information technology and cyber-security risks and controls, (v) reviewing the Company's insurance policies and consideration of the extent of any uninsured exposure and the adequacy of coverage, (vi) appointing, overseeing and evaluating the work and independence of the external auditors and overseeing and evaluating the work of the Company's internal audit personnel, (vii) compliance with applicable legal and regulatory requirements (including the Sarbanes-Oxley Act of 2002), (viii) review of contractual arrangements involving related parties, conflicts of interest or material risks (other than employment related contracts), and (ix) overseeing and evaluating compliance with the Company's Code of Ethics and Conduct, Financial Management Code of Ethics and Conduct, Ethics Hotline Policy and other Company policies involving ethics and/or conflicts of interest. In addition to the responsibilities specifically enumerated in this Mandate, the Board may refer to the Committee such matters and questions relating to the financial position and operations of the Company and its subsidiaries as the Board may from time to time see fit.

Membership

The Committee shall consist of at least three directors appointed annually by the Board and shall be selected based upon the following, in accordance with applicable laws, rules and regulations:

Independence. Each member shall be independent in accordance with applicable legal and regulatory requirements, including, without limitation, the independence requirements set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the “Act”) (subject to the exemptions provided in Rule 10A-3(c) under the Act) and National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators, and shall have no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with the exercise of a member's independent judgment.

Financially Literate. Each member shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Committee. For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Commitment. In addition to being a member of the Committee, if a member is also on the audit committee or board of directors of other public companies or organizations, the Board shall determine that such simultaneous service does not impair the ability of such member to serve effectively on the Committee.

Chair and Secretary

The Chair of the Committee shall be selected by the Board. If the Chair is not present, the members of the Committee may designate a Chair for the meeting by majority vote of the members present. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the other Committee members who are present.

Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Chair of the Committee, in consultation with management when necessary, provided that there shall be a minimum of four meetings per year. The Committee shall have sufficient notice in order to prepare for each meeting. Notice of each meeting shall also be given to the external auditors of the Company, and meetings shall be convened whenever requested by the external auditors or any member of the Committee in accordance with applicable law.

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Meeting Agendas

Agendas for meetings of the Committee shall be developed by the Chair of the Committee in consultation with management and the corporate secretary, and shall be circulated to the Committee members prior to any meetings.

Resources and Authority

The Committee shall have the resources and the authority to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside consultants, independent legal counsel and other advisors as it determines necessary to carry out its duties, without seeking approval of the Board or management. The Committee shall determine the appropriate funding required to compensate any advisor employed by the Committee and to pay ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Committee shall have the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access and authority to communicate directly with the external auditors, legal counsel and officers and employees of the Company.

The members of the Committee have the right, for the purpose of performing their duties, to inspect the books and records of the Company and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Company with the officers and external auditors of the Company.

Responsibilities

The Company's management is responsible for preparing the Company's financial statements while the external auditors are responsible for auditing those financial statements. The Committee is responsible for overseeing the conduct of those activities by the Company's management and external auditors, and overseeing the activities of any internal audit initiatives. The Company's external auditors are accountable to the Committee as representatives of the Company's shareholders.

It is recognized that members of the Committee are not full-time employees of the Company and do not represent themselves to be accountants or auditors by profession or experts in the fields of accounting or auditing or the preparation of financial statements. It is not the duty or responsibility of the Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures. Each member of the Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from whom it receives information, and (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary.

The specific responsibilities of the Committee are as follows:

•	In consultation with the external auditors and management, review the integrity of the Company's financial reporting process, both internal and external, and any major issues as to the adequacy of the internal controls and any special audit procedures adopted in light of any material control deficiencies;
•	Review all material transactions and contracts entered into by the Company with any insider or related party of the Company, other than director, officer or employee compensation which is approved by the Company's Compensation Committee;
•	Review with management and the external auditors the Company's annual audited consolidated financial statements and discuss with the external auditors all matters required to be discussed by generally accepted auditing standards (GAAS) in Canada and the United States. This would include reviewing an annual audit & risk committee report prepared by the external auditors describing: (i) all critical accounting policies used by the Company, (ii) any material alternative accounting treatments within generally accepted accounting principles (GAAP) that have been discussed with management of the Company, including the ramifications of the use of such alternative treatments and disclosures, and (iii) any other material written communications between the external auditors and management;

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•	Following completion of the annual audit, review with management and the external auditors any significant issues, concerns or difficulties encountered and resolve any disagreements between management and the external auditors regarding financial reporting;
•	Review and approve the interim quarterly financial statements and press releases, and review and recommend to the Board for approval the annual financial statements and press releases, in each case prior to the release of earnings information, including any non-GAAP measures and earnings guidance;
•	Review and be satisfied that adequate procedures are in place for the review of the public disclosure of financial information by the Company extracted or derived from the Company's financial statements, and periodically assess the adequacy of those procedures;
•	and Meet separately with management and with the external auditors, including at the time of the annual audit plan review with management and the external auditors.

External Auditors

The Committee shall:

•	Require the external auditor to report directly to it and is responsible for the appointment, nomination, compensation, retention, termination and oversight of the work of the external auditors engaged for the purpose of issuing an auditor's report or performing other audit, review or attest services for the Company, and in such regard recommend to the Board the external auditors to be nominated for approval by the shareholders;
•	Pre-approve all audit engagements and the provision by the external auditors of all non-audit services, including fees and terms for all audit and non-audit engagements, and in such regard the Committee may establish the types of non-audit services the external auditors shall be prohibited from providing and shall establish the types of audit, audit related and non-audit services for which the Committee will retain the external auditors. The Committee may delegate the responsibility to pre-approve non-audit services to one of its members and any such delegated pre-approvals shall be presented to the Committee at its next scheduled meeting;
•	Review and approve the Company's policies for the hiring of partners and employees and former partners and employees of the external auditing firm;
•	Consider, assess and report to the Board with regard to the independence and performance of the external auditors;
•	Request and review annually a report by the external auditors regarding the auditing firm's internal quality-control procedures, any material issues raised by the most recent internal quality-control review of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the past five years;
•	and Request and review annually a formal written statement by the external auditor delineating all relationships between the external auditor and the Company, actively engaging in a dialogue with the external auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor and for taking, or recommending that the full Board take, appropriate action to oversee the independence of the external auditor.

Internal Controls and Risk Management

The Committee shall:

•	Oversee management's design, implementation and evaluation of the Company's internal controls over financial reporting, including compliance with the requirements of the Sarbanes-Oxley Act of 2002;
•	Receive and review reports from management and the external auditors with regard to the reliability and effective operation of the Company's accounting systems and internal controls; Discuss with management the Company's approach to risk assessment and management, controls over fraud and assessment of the need for internal auditing (including assessing and managing the risks related to personal and sensitive data that is collected, transmitted or stored by the Company and the control environment in place to protect the privacy of such data);
•	Establish policies and procedures for the confidential, anonymous submission by employees of the Company of any concerns regarding questionable accounting or other acts and for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters;

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•	Review of the principal risks of the Company's business and operations, and any other circumstances and events that could have a significant impact on the Company's assets and stakeholders;
•	Discuss with management potential risks to the Company's business and operations, their likelihood and magnitude and the interrelationships and potential compounding effects of such risks;
•	Assess the steps management has taken to minimize such risks in light of the Company's risk tolerance;
•	Assess the Company's risk tolerance, the overall process for identifying the Company's principal business and operational risks and the implementation of appropriate measures to manage and disclose such risks;
•	Review the controls and security governing the Company's information technology systems, including information technology infrastructure (e.g., disaster recovery) and business controls (e.g., data integrity, authorized access and process compliance);
•	Review with senior management annually, the Company's insurance policies and considering the extent of any uninsured exposure and the adequacy of coverage;
•	and Review disclosure respecting the oversight of management of the Company's principal business and operational risks.

Legal and Regulatory Requirements

Receive and review timely analysis by management of significant issues relating to public disclosure and reporting, including, prior to finalization, the Management's Discussion & Analysis and Annual Information Form; Prepare the report of the Committee required to be included with the Company's periodic filings; and Assist the Board in the oversight of compliance with legal and regulatory matters.

Additional Responsibilities

Report regularly to the Board, including on matters such as the quality and integrity of the Company's financial statements, compliance with legal and regulatory requirements, the results of any internal audit initiatives, including evaluation of internal controls over financial reporting for purposes of compliance with the Sarbanes-Oxley Act of 2002, and the performance and independence of the external auditors; and Review and reassess annually the adequacy of the Committee's Mandate and prepare and review with the Board an annual performance evaluation of the Committee.